UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                              Key Technology, Inc.
                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
                         (Title of Class of Securities)

                                    493143101
                                 (CUSIP Number)


                                December 27, 2001
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 493143101                      13G                   Page 2 of 7 pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Needham Management Partners, L.P.
   13-3683491

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [x]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            295,000 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          None
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       295,000 shares

                    8  SHARED DISPOSITIVE POWER

                       None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    295,000 shares of common stock, par value $0.01, of the Issuer ("Shares") (includes: 100,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 155,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and 40,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P. which Needham Management Partners, L.P. may be deemed to beneficially own by virtue of its position as general partner of each of the above private limited partnerships).


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                 [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.2%

12  TYPE OF REPORTING PERSON

    PN

CUSIP NO. 493143101                   13G                      Page 3 of 7 pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   George A. Needham


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [x]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          295,000 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       295,000 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    295,000 Shares (includes: (i) 100,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 155,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and 40,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P. which Mr. Needham may be deemed to beneficially own by virtue of his position as Managing General Partner of Needham Management Partners, L.P.).


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    CERTAIN SHARES

                                                 [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.2%

12  TYPE OF REPORTING PERSON

    IN

                                                               Page 4 of 7 pages

Item 1(a)         NAME OF ISSUER:

         Key Technology, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         150 Avery Street
         Walla Walla, WA  99362

Item 2(a)         NAME OF PERSON FILING:

         (i) Needham Management Partners, L.P. in its capacity as general partner of each of Needham Emerging Growth Partners, L.P., Needham Contrarian Fund, L.P. and Needham Emerging Growth Partners (Caymans), L.P.; and

         (ii) George A. Needham, in his capacity as Managing General Partner of Needham Management Partners, L.P., the sole general partner of each of Needham Emerging Growth Partners, L.P., Needham Contrarian Fund, L.P. and Needham Emerging Growth Partners (Caymans), L.P.

Item 2(b) Address of Principal Business Office, or if none, residence:

         (i)      445 Park Avenue
                  New York, New York  10022

         (ii)     445 Park Avenue
                  New York, New York  10022

Item 2(c)         CITIZENSHIP:

                  See Item 4 of the cover pages attached hereto

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value

Item 2(e)         CUSIP NUMBER:

                  493143101

Item 3            Not applicable

                                                               Page 5 of 7 pages

Item 4            OWNERSHIP:

         (a) Amount beneficially owned and (b) Percent of Class: See Items 5 through 11 of the cover pages attached hereto.

                  The aggregate amount held by all Reporting Persons is 6.2% (295,000 shares).

                  This Schedule 13G shall not be construed as an admission that the Reporting Person, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement.

         (c)      See Items 5 through 8  of the cover pages attached hereto

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable


Item 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable


Item 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 7 pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2003

                                           NEEDHAM MANAGEMENT PARTNERS, L.P.


                                           By:      /S/George A. Needham
                                           Name:    George A. Needham
                                           Title:   Managing General Partner


                                           GEORGE A. NEEDHAM


                                           By:      /S/George A. Needham

                                                               Page 7 of 7 pages


                                                                       Exhibit A

                                    AGREEMENT
                                    ---------

         The undersigned, Needham Management Partners, L.P. and George A. Needham, agree that the statement to which this exhibit is appended is filed on behalf of each of them.


March 12, 2003


                                           NEEDHAM MANAGEMENT PARTNERS, L.P.


                                           By:      /S/George A. Needham
                                           Name:    George A. Needham
                                           Title:   Managing General Partner


                                           GEORGE A. NEEDHAM


                                           By:      /S/George A. Needham